DLA Piper LLP (US) 2525 East Camelback Road, Suite 1000 Phoenix, Arizona 85016-4232 www.dlapiper.com Steven D. Pidgeon Steven.Pidgeon@dlapiper.com T 480.606.512 F 480.606.5524

April 21, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Suying Li Lyn Shenk Cara Wirth Mara Ransom

Re:	Lionheart Acquisition Corp. II Amendment No. 4 to Registration Statement on Form S-4 Filed April 8, 2022 File No. 333-260969

Ladies and Gentlemen:

On behalf of our client, Lionheart Acquisition Corp. II (“LCAP II” or the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated April 18, 2022 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing its Amendment No. 5 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Amendment No. 4 to Form S-4 Filed April 8, 2022

Litigation Consultants Diligence Review, page 196

1.
We note your revised disclosure in this section, which includes a summary of the Brattle Presentation that you filed as an exhibit to the registration statement and as Annex Q to the proxy statement. Please file Brattle’s written consent as an exhibit to the registration statement or explain why you do not believe you are required to do so. Please refer to Rule 436 of the Securities Act.

Company Response: The Company acknowledges the Staff’s comment and respectfully submits that Brattle is not an “expert” or “counsel” under Rule 436 of the Securities Act (“Rule 436”). Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert or counsel is quoted or summarized as such in a registration statement. Section 7 of the Securities Act (“Section 7”) provides an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that Brattle is not among the classes of persons subject to Section 7 and Rule 436 as “experts,” unless the Company expressly identifies Brattle as an “expert” or the statements in the Amended Registration Statement are purported to be made on the authority of Brattle as an “expert.” As stated in the disclosure on page 197 of the Amended Registration Statement, Brattle was not requested to independently audit or verify any of the information it was provided. Instead, the authors of the Brattle Presentation are litigation consultants (and are not, for the avoidance of doubt, counsel to the Company) who evaluated the legal and regulatory feasibility of MSP Recovery’s strategies through due diligence to assess the risks and assumptions underlying the MSP Model. Consistent with this position, the Company has revised the Amended Registration Statement by replacing the words “with expertise in” that previously appeared on page 196 of the Registration Statement with “is a company with knowledge of….” Accordingly, the Amended Registration Statement does not refer to Brattle as an “expert.”

In addition, pursuant to the Staff’s guidance contained in Securities Act Rules CDI 233.02, the consent requirement in Section 7 “applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure for purposes of Section 11(a) of the Securities Act. The Company respectfully submits that the references in the Amended Registration Statement to the Brattle Presentation are not intended to convey that such information was “expertized,” but rather are intended to convey information that the Company used to assess the legal and regulatory feasibility of MSP Recovery’s strategies as part of the Company’s broader due diligence efforts.

The Company further notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information included in the Brattle Presentation was not commissioned for use in connection with the Registration Statement. Instead, the terms of the Company’s engagement of Brattle provide that Brattle was engaged to provide an independent assessment of the reasonableness of the risks and assumptions underlying the MSP Model. The work conducted by Brattle was presented to the Company’s Board in connection with the Board’s determination, among numerous other factors, whether to proceed with the Business Combination, and not specifically for use in connection with the Registration Statement. As stated in the Amended Registration Statement, Brattle’s work was part of the Company’s overall diligence effort that included a review of the financial statements of MSP by the Company and its auditors, diligence of MSP’s systems and processes by the Company’s management, and legal diligence.

As a result of the foregoing, the Company respectfully submits that a written consent of Brattle is not required to be filed under Rule 436.

Valuation Models, page 199

2.
We note the market capitalization data that you provide about the selected companies in each of the Insurance and Healthcare ($1.2 billion - $28 billion), Alternative Asset Managers ($5 billion - $92 billion), and Data Analytics and Information Systems ($3 billion - $182 billion) groups. Please provide the rationale for choosing these specific companies in each of the three groups and if the market capitalization amounts were used to identify these companies, please explain why these amounts were used.

Company Response: The Staff’s comment is noted. In response to the Staff’s comment, the Company has revised the disclosure on pages 200 and 201 of the Amended Registration Statement to provide disclosure of the Company’s rationale for choosing the specific companies.  Although MSP’s business is unique in nature and there are no directly comparable public companies, LCAP II identified companies for purposes of developing discount rates for MSP’s core business and Governmental Claims Portfolio, as well as a terminal value for MSP’s core business. These companies can be broadly categorized as (i) insurance and healthcare disruptors, (ii) alternative asset managers and (iii) data analytics and information systems businesses.

In selecting companies within each of these categories, LCAP II considered each company’s size, growth outlook, operating margin and EBITDA margin, among other characteristics. In particular, it selected insurance and healthcare companies that are focused on disrupting the traditional healthcare and insurance incumbents with technology and data. Companies within this group were selected based on similarities with MSP’s business model, in the form of disrupting legacy healthcare processes, enhancing expense efficiency and insurance underwriting of particular verticals. Specifically, the companies selected have utilized data and/or technology to gain an advantage over legacy systems and/or product offerings. Whether it be by replacing in-person products with virtual products or platforms or utilizing more advanced technology to manage data, utilized in healthcare distribution, facilities, payments, and managed health care, as well as insurance distribution, underwriting and claims management.

With respect to alternative asset managers, LCAP II selected alternative asset managers whose performance is based on the success of investments with time horizons of 5-10 years. LCAP II believed these companies provided an appropriate comparison for analyzing MSP’s business because the potential recoveries identified via data matching in MSP’s business are expected to take years to develop and settle.

With respect to data analytics and information systems businesses, LCAP II selected data analytics and information systems businesses that utilize proprietary analysis to work with large volumes of data and provide a differentiated service in their respective markets. LCAP II believed these companies provided an appropriate comparison for analyzing MSP’s business because such analytical processes are similar to MSP’s proprietary data aggregation and data matching technology and processes.

The Company further respectfully advises the Staff that these companies were not selected for any of the applicable categories based upon their market capitalization amounts.

Lionheart Acquisition Corporation II

Notes to Consolidated Financial Statements

Note 5. Related Party Transactions, page F-16

3.	Please revise your disclosure to incorporate your amended disclosure for the related party transactions with your general legal counsel as disclosed on page 72 of your filing.

Company Response: The Staff’s comment is noted. In response to the Staff’s comment, the Company has revised its disclosure on page 249 of the Amended Registration Statement.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Steven Pidgeon at (480) 606-5124 or via email at Steven.Pidgeon@us.dlapiper.com.

Very truly yours,

/s/ Steven Pidgeon

Steven Pidgeon

cc:	Ophir Sternberg, President and Chief Executive Officer, Lionheart Acquisition Corp. II